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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5 )*


                            CUMBERLAND RESOURCES LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     23077R
                    ----------------------------------------
                                 (CUSIP Number)

                                  KEITH L. POPE
                      PARR, WADDOUPS, BROWN, GEE & LOVELESS
                       185 SOUTH STATE STREET, SUITE 1300
                            SALT LAKE CITY, UT 84111
                                 (801) 532-7840

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                NOVEMBER 22, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23077R
         --------------

------ -------------------------------------------------------------------------
  1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        KINROSS GOLD CORPORATION; EIN 650430083
------ -------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    ______________

        (b)    ______________

------ -------------------------------------------------------------------------
  3     SEC Use Only

------ -------------------------------------------------------------------------
  4     Source of Funds (See Instructions)

        N/A
------ -------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e)     X
                     ---------

------ -------------------------------------------------------------------------
  6     Citizenship or Place of Organization

        PROVINCE OF ONTARIO

------ -------------------------------------------------------------------------
                       7       Sole Voting Power

                               -0-
   Number of        -------- ---------------------------------------------------
     Shares            8       Shared Voting Power
  Beneficially
   Owned by                    -0-
      Each          -------- ---------------------------------------------------
   Reporting           9       Sole Dispositive Power
     Person
      With                     -0-
                    -------- ---------------------------------------------------
                      10       Shared Dispositive Power

                               -0-
------ -------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person

        -0-
------ -------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                                   / /

------ -------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)

        0%
------ -------------------------------------------------------------------------
  14    Type of Reporting Person (See Instructions)

        CO
------ -------------------------------------------------------------------------

This Amendment No. 5 to Schedule 13D amends and supplements, and should be read in conjunction with, the Schedule 13D filed on April 30, 2004, Amendment No. 1 thereto filed on June 7, 2004, Amendment No. 2 thereto filed on August 5, 2004, Amendment No. 3 thereto filed on August 30, 2004, and Amendment No. 4 thereto filed on October 26, 2004.

Item 1.   Security and Issuer

     (a)  Title of Class of Equity Securities:

          COMMON STOCK (THE "COMMON STOCK")

     (b)  Name of Issuer:

          CUMBERLAND RESOURCES LTD. ("CUMBERLAND")

     (c)  Address of Issuer's Principal Executive Office:

          NO CHANGE.

Item 2.   Identity and Background

     (a)  Name:

          KINROSS GOLD CORPORATION ("KINROSS")

     (b)  Business or Residence address:

          NO CHANGE.

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

          NO CHANGE.

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

          NO CHANGE.

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

          NO CHANGE.

     (f)  Citizenship:

          NO CHANGE.

Item 3.   Source and Amount of Funds or Other Consideration

          ITEM 3 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

          NOT APPLICABLE AS THE TRANSACTION DID NOT INVOLVE THE ACQUISITION OF SHARES.

Item 4.   Purpose of Transaction

          KINROSS HELD THE SHARES OF THE COMMON STOCK FOR INVESTMENT PURPOSES. KINROSS HAS NO PLANS OR PROPOSALS WHICH RELATE TO OR WOULD RESULT IN ANY ACTION ENUMERATED IN SUBPARAGRAPHS (A) THROUGH (J) OF THE INSTRUCTIONS FOR ITEM 4 OF SCHEDULE 13D.

Item 5.   Interest in Securities of the Issuer

          (a) and (b) ITEMS 5(A) AND 5(B) ARE HEREBY AMENDED AND RESTATED AS
          FOLLOWS:

          KINROSS NO LONGER HAS THE SOLE POWER TO VOTE, DIRECT THE VOTE, DISPOSE AND DIRECT THE DISPOSITION OF ANY SHARES OF THE COMMON STOCK.

          (c) ON NOVEMBER 22, 2005, KINROSS SOLD ALL 7,857,700 SHARES OF THE COMMON STOCK HELD BY KINROSS IN THE OPEN MARKET AT A PRICE OF $1.76/SHARE.

          (d)  NO CHANGE.

          (e) KINROSS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN 5% OF THE COMMON STOCK ON NOVEMBER 22, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          NO CHANGE.

Item 7.   Material to Be Filed as Exhibits

          NO CHANGE.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             KINROSS GOLD CORPORATION


November 24, 2005                           By:  /s/ Shelley M. Riley
--------------------------------               --------------------------------
Date                                           Shelley M. Riley, Vice President,
                                               Administration and Corporate
                                               Secretary

                                             APPENDIX A

                                EXECUTIVE OFFICERS AND DIRECTORS OF
                                      KINROSS GOLD CORPORATION


Name/Title                                 Business Address                            Citizenship
----------                                 ----------------                            -----------

John A. Brough                             Torwest Inc.                                  Canada
Director                                   3125 Windsor Blvd.
                                           Vero Beach, FL 32963

Tye W. Burt                                Scotia Plaza, Suite 5200                      Canada
President, Chief Executive Officer and     40 King Street West
Director                                   Toronto, Ontario M5H 3Y2

John K. Carrington                         69 John Street                                Canada
Director                                   Thornhill, ON L3T 1Y3

John A. Keyes                              10 Windhaven Dr.                              Canada
Director                                   The Woodlands, TX 77381

John M. H. Huxley                          Algonquin Power System Inc.                   Canada
Director                                   Unit 210
                                           2085 Hurontario Street
                                           Mississauga, Ontario
                                           L5A 4G1

Catherine McLeod-Seltzer                   Suite 410-625 Howe Street                     Canada
Director                                   Vancouver, B.C.  V6C 2T6

John E. Oliver                             Scotiabank                                    Canada
Independent Chairman and Director          Atlantic Regional Office
                                           1709 Hollis Street, 6th Floor
                                           Halifax, Nova Scotia
                                           B3J 3B7

John W. Ivany                              Scotia Plaza, Suite 5200                      Canada
Executive Vice President                   40 King Street West
                                           Toronto, Ontario M5H 3Y2

Lars-Eric Johansson                        Scotia Plaza, Suite 5200                      Canada
Executive Vice President and Chief         40 King Street West
Financial Officer                          Toronto, Ontario M5H 3Y2

Scott A. Caldwell                          670 Sierra Rose Drive                          U.S.
Executive Vice President, Chief            Reno, NV 89511
Operating Officer and Director

Rick A. Baker                              670 Sierra Rose Drive                          U.S.
Senior Vice President, Environmental       Reno, NV 89511
Affairs

                                            Page 6 of 7


Christopher T. Hill                        Scotia Plaza, Suite 5200                      Canada
Sr. Vice President, Corporate              40 King Street West
Communications                             Toronto, Ontario M5H 3Y2

Ronald W. Stewart                          Scotia Plaza, Suite 5200                      Canada
Sr. Vice President, Exploration            40 King Street West
                                           Toronto, Ontario M5H 3Y2

Stephanie Holtforster                      Scotia Plaza, Suite 5200                      Canada
Senior Vice President, Human Resources     40 King Street West
                                           Toronto, Ontario M5H 3Y2


Shelley M. Riley                           Scotia Plaza, Suite 5200                      Canada
Vice President, Administration and         40 King Street West
Corporate Secretary                        Toronto, Ontario M5H 3Y2

Richard S. Hallisey                        30 South Drive                                Canada
Director                                   Toronto, Ontario M4W 1R1

George A. Michals                          One Toronto Street,                           Canada
Director                                   Suite 200
                                           Toronto, Ontario M5C 2V6

Rodney A. Cooper                           Scotia Plaza, Suite 5200                      Canada
Vice President, Technical Services         40 King Street West
                                           Toronto, Ontario M5H 3Y2

Hugh Agro                                  Scotia Plaza, Suite 5200                      Canada
Sr. Vice President, Corporate Development  40 King Street West
                                           Toronto, Ontario M5H 3Y2

Hal Kirby                                  Scotia Plaza, Suite 5200                      Canada
Vice President and Controller              40 King Street West
                                           Toronto, Ontario M5H 3Y2

Michael H. Farrant                         Scotia Plaza, Suite 5200                      Canada
Vice President and Treasurer               40 King Street West
                                           Toronto, Ontario M5H 3Y2

J. Michael Doyle                           670 Sierra Rose Drive                          U.S.
Senior Vice President, Operations          Reno, NV 89511




                                            Page 7 of 7